

March 20, 2013

<u>Via E-mail</u>
Raju Vegesna
Chief Executive Officer
Sify Technologies Limited
Tidal Park, 2nd Floor
4, Rajiv Gandhi Salai
Taramani, Chennai 600 113
India

      Re: **Sify Technologies Limited**
               Form 20-F for the Fiscal Year Ended March 31, 2012
               Filed August 13, 2012
               File No. 0-27663

Dear Mr. Vegesna:

We refer you to our comment letter dated February 26, 2013, regarding business contacts with Iran, Sudan, and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Cecilia Blye

                Cecilia Blye, Chief
                Office of Global Security Risk

cc: Barbara Jacobs
        Assistant Director
        Division of Corporation Finance